RENAULT

02015823

BY RAPID MAIL

Securities and Exchange Commission
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

RECEIVED
MAR 08 2002
143

SUPPL

February 28, 2002

S. 0261 - FB/PR - N° 224/02

RE : **File No. 82-4001/Renault**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (1) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France ; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission. English-language versions, translations, summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated :

- Renault press release in English regarding Renault's 2001 financial results.
- Renault press release in English regarding the increase of Renault's participation in Nissan.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 41.04.62.36 (telephone) or (33.1) 41.04.58.22 (facsimile).

Very truly yours,

3/14

Franck BLANCHARD

(Attachments)

Renault raises its stake in Nissan to 44.4%

Renault has given instructions to exercise the warrants for 539.750 million shares of Nissan that it has been holding since the 1999 Renault-Nissan agreement. The exercise will be executed on March 1st at the planned share price of JPY400, for a total amount 215.9 billion yen (1.85 billion euro, US$1.62 billion), taking Renault's stake in Nissan from 36.8% to 44.4%. The shares will be newly issued by Nissan and bring Nissan's outstanding shares to 4.5 billion shares.

This operation, which was written into the 1999 agreement, has taken place a year earlier than initially planned as a result of the new agreement announced by Renault and Nissan on October, 2001. It is a first stage in the process of strengthening the strategic Alliance between the two companies. The process which was presented in October 2001, includes Nissan's acquisition of an equity stake in Renault and the setting up of Renault-Nissan BV, a joint strategic management company. The Renault capital increase reserved to Nissan is subject to the approval of an extraordinary shareholders meeting, which will be convened on March 28.

The process as a whole should be completed on schedule, before the end of the first half of 2002.

RENAULT COMMUNICATION - AGENCE INFORMATION INTERNE - LE 28 FEVRIER 2002

2001 financial results

Renault reports 6.1%[1] rise in revenues and maintains net income at EUR1,051 million

In an unfavourable international climate, marked by crises in Turkey and Argentina, and on the eve of a major product overhaul, Renault posted a 6.1%[1] rise in revenues to EUR36,351 million and operating margin of EUR473 million, equivalent to 1.3% of revenues. Laguna II sales rose sharply, the phase-two Clio proved successful, the diesel-engined line-up was expanded and light commercial vehicles were buoyant. The combination of these factors led Renault to consolidate its position as the leading brand in Europe. At the same time, the group stepped up efforts to cut both costs and debt. The group also enjoyed the fruits of its investment in Nissan, paving the way for a second phase designed to strengthen the strategic framework of the Alliance. Renault's net income totalled EUR1,051 million, compared with EUR1,080 million in 2000.

Renault's **revenues** came to EUR36,351 million in 2001, compared with EUR34,268 million in 2000, up 6.1% on a consistent basis[1]. In 2001, Renault reported unit sales of 2.4 million passenger cars and light commercial vehicles, a rise of 2.3%, and consolidated its ranking as leading brand in Western Europe with an 11.1% market share. Outside Western Europe, the significant decline in sales volume in Turkey and Argentina was offset by the strong growth in Samsung sales and an increase in Renault sales in Central Europe, Brazil and on other international markets, including Africa, Maghreb, Asia-Pacific and Middle East. The renewal of the group's range of passenger cars and light commercial vehicles, set to take place between 2002 and 2004, will pick up speed with the launch of 20 new models, some 15 of which under the Renault nameplate. The average age of the range should be slightly above three years by 2004-2005, compared with approximately four-and-a-half years in 2001-2002. The line-up will be broadened at every level and grow from 20 Renault-badged passenger car and LCV models in 1997 to some 25 models in 2004.

Operating margin totalled EUR473 million, or 1.3% of revenues. The contribution of the Automobile Division came to EUR216 million, equivalent to 0.6% of revenues, compared with EUR1,574 million in 2000 (pro forma data, taking into account the deconsolidation of the Renault V.I./Mack group). The decline was partly due to a slump in international sales, hard hit by crises in Turkey and Argentina, the high level of R&D expenditure - equivalent to 5.3% of revenues in 2001, compared with 5.4% in 2000 (pro forma) - and the upcoming range renewal. Other factors also impacted operating margin: prices were cut in the United Kingdom, vehicles had higher levels of equipment, while the cost was not passed on to customers, and the mid-range segment was nearing renewal.
The contribution of the Finance Division to operating margin remained virtually stable at EUR252 million, compared with EUR263 million in 2000 on a pro forma basis.

In an ongoing performance drive, Renault met its **cost-reduction** target of EUR1 billion on a consistent basis, as part of its three-year plan. Despite a tougher business climate for suppliers, Renault achieved its objective in 2001 thanks to a faster reduction of distribution costs and efforts to keep overhead expenses to a minimum.

Other operating income and expenses included income from several extraordinary transactions and totalled EUR231 million, compared with a charge of EUR325 million in 2000 (pro forma). Income from the sale of equity investments in operating subsidiaries totalled EUR632 million and primarily included capital gains realized on the sale of Renault V.I./Mack (EUR335 million) and CAT (EUR318 million). The situation in Argentina, however, weighed on Renault's financial statements due to the depreciation of industrial assets (EUR51 million) and a redundancy plan (EUR41 million). Other expenses included the adjustment and discounting to present value of the financial charges of the CASA provision for the early retirement plan in France and the equivalent plan in Spain.

After recognition of other operating income and expenses, **operating income** came to EUR704 million in 2001, compared with EUR1,518 million in 2000, on a pro forma basis.

Net financial items were virtually stable in 2001 and showed a loss of EUR64 million, compared with a loss of EUR69 million in 2000. This figure included the sale of BNP Paribas shares, which generated EUR89 million in capital gains.

Renault's share in the **net income of companies accounted for by the equity method** climbed from EUR89 million in 2000 (published figures) to EUR380 million in 2001. This sharp gain was due to the recovery of Nissan, whose contribution came to EUR497 million. The downturn in the truck sector, however, meant that Renault recorded a negative contribution from Volvo amounting to EUR26 million. Contributions from other companies, including Mais, were also negative, representing a charge of EUR91 million. **Group pre-tax net income** was EUR1,020 million, compared with EUR1,723 million in 2000. The tax charge for fiscal 2001 was significantly lower at EUR67 million.

After recognition of taxes and minority interests, **Renault net income** in 2001 totalled EUR1,051 million, compared with EUR1,080 million in 2000. **Net earnings per share** came to EUR4.38, versus EUR4.50 in 2000.

In 2001, **cash flow of industrial and commercial activities** came to EUR1,395 million, compared with EUR2,760 million in 2000, on a pro forma basis. This decline largely mirrored the fall in the group's operating margin. Renault became more selective in terms of capital expenditure and focused efforts on renewing the product range and international development. **Capital expenditure by industrial and commercial activities in property, plant and equipment and intangibles net of disposals** *totalled EUR2,547 million, equivalent to 7.4%* of revenues of industrial and commercial activities. Despite a tougher operating climate, Renault cut the **net financial indebtedness of industrial and commercial activities** – including redeemable shares – by EUR866 million to EUR3,927 million, compared with EUR4,793 million in 2000. This decline was achieved thanks to the significant fall in working capital requirements and the sale of equity investments (CAT and BNP Paribas).

The Board of Directors meeting of February 26, 2002 will rule the accounts presented on February 12. A proposal will be made at the Annual General Meeting of Shareholders on April 26, 2002 calling for payment of a dividend of EUR0.92 per share, excluding the tax credit.

The Board of Directors paid tribute to all the men and women of Renault who by their competence, hard work and enthusiasm made these results possible in a difficult climate.

Outlook: 2002 will be a year of product launches for Renault, with the introduction of new top-of-the-range models and the start of the Mégane renewal, which will begin to bear fruits at the end of the year. Against this backdrop and in a context in which Renault's markets remained at similar levels to those in 2001 both inside and outside Europe, the aim in 2002 is to consolidate the group's unit sales and maintain a positive operating margin, on a consistent accounting basis.
2002 will also mark the beginning of a second phase in the Alliance with Nissan, putting Renault in a position to bolster performance in the coming years.

(1) 2000 on a consistent basis with 2001. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack subsequent to the implementation of the Renault-Volvo agreement. Other changes to the scope of consolidation were as follows: full consolidation of Renault Samsung Motors, on September 1, 2000, Renault Croatia and Renault Slovakia, on January 1, 2001, Renault Morocco, on October 1, 2000 and Renault Mexico, on January 1, 2001. CAT and its subsidiaries were deconsolidated from July 1, 2001.

AGENCE INTERNE RENAULT – FEBRUARY 12, 2002

APPENDIX

CONSOLIDATED REVENUES BY DIVISION

	2000 as published	2000 restated(1)	2001	Change 2001/2000	
	EUR million	EUR million	EUR million	as published %	restated %
Automobile Division	31,486	31,985	33,841	+7.5	+5.8
Commercial Vehicles Division	7,033				
Other (2)		622	682		+9.6
Finance Division	1,656	1,661	1,828	+10.4	+10.1
Total	**40,175**	**34,268**	**36,351**	**-9.5**	**+6.1**

(1) For comparison purposes, data for 2000 have been restated on a consistent basis with 2001. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack on January 1, 2001. Consequently, the Commercial Vehicles Division no longer exists. Irisbus data are included in "Other".

Other changes to the scope of consolidation were as follows: deconsolidation of CAT on July 1, 2001, full consolidation of Renault Samsung Motors on September 1, 2000, Renault Croatia and Renault Slovakia on January 1, 2001, Renault Morocco on October 1, 2000 and Renault Mexico on January 1, 2001.

(2) Irisbus data have been included under "Other" since Renault V.I./Mack was deconsolidated.

CONSOLIDATED FINANCIAL RESULTS

EUR million	2000 as published	2000 pro forma*	2001
Operating margin	2,022	1,843	473
Operating income	1,703	1,518	704
Net financial income (expense)	(69)		(64)
Share in net income of Nissan	56		497
Share in net income (loss) of other companies accounted for by the equity method	33		(117)
Group pre-tax net income	1,723		1,020
Current and deferred taxes	(649)		(67)
Group net income	1,074		953
Minority interests	6		98
Renault net income	1,080		1,051

* Pro forma data only include the deconsolidation of the Renault V.I./Mack group.

OPERATING MARGIN BY DIVISION

EUR million	2000 as published	2000 pro forma*	2001
Automobile Division	1,574	1,574	216
Commercial Vehicles Division	195		
Other		6	5
Finance Division	253	263	252
Total	**2,022**	**1,843**	**473**

* Pro forma data only include the deconsolidation of the Renault V.I./Mack group.

AGENCE INTERNE RENAULT – FEBRUARY 12, 2002